JAMES BAY DISTILLERS

James Bay Distillers – *"Always a Perfect Landing!"*



JAMES BAY
DISTILLERS
GALLOPING GOOSE
PREMIUM CANADIAN
WHISKY
SPECIAL RESERVE / RÉSERVE SPÉCIALE
44% ALC./VOL
88 PROOF
750 ML



JAMES BAY
DISTILLERS
CADBORO
CHOCOLATE FLAVORED WHISKY
40% ALC./VOL
80 PROOF
750 ML



JAMES BAY
DISTILLERS
SMALL BATCH
HAND CRAFTED
LOCHSIDE
SUMMER
GIN
Nº5
40% ALC./VOL
750 ML



JAMES BAY
DISTILLERS
HAND CRAFTED
SMALL BATCH
GINTRIGUE
BARREL-FINISHED GIN
GIN FINISHED IN BOURBON & COGNAC BARRELS
40% ALC./VOL
80 PROOF
SERIES
750 mL